January 13, 2021

Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: RealyInvest NNN, LLC

Offering Statement on Form 1-A

Filed October 19, 2020

File No. 024-11345

Dear Mr. Burr:

We are in receipt of your comment letter dated December 8, 2020, regarding the Offering Circular (“Offering Circular”) on form 1A filed by RealyInvest NNN, LLC (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 1 to Offering Statement on Form 1-A filed on November 23, 2020

General

1.We note your response to comment 4 and reissue the comment. Your response does not provide an analysis as to how your program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. Please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions regarding the analysis, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Although we do not believe the repurchase plan (the “Plan”) to constitute a tender offer because it fails to meet the eight factor test set forth in Wellman v. Dickinson, we believe the Plan meets the requirements described in the guidance and relief provided by No-Action Letters.  Consistent with the characteristics of repurchase plans described in these No-Action Letters, the Plan will comply with the following requirements:

•All material information relating to the Plan will be fully and timely disclosed to shareholders, and the repurchase price per share will always be available on the Company’s website or mobile app;

•The Plan provides that redemption requests are open for more than 20 business days each month;

•The Company will not solicit repurchases under the Plan other than through the prospectus for the Offering and through supplements and amendments thereto. Stockholders desiring to request repurchase of all or a portion of their shares pursuant to the Plan will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Plan will be ministerial

•The shares will be repurchased monthly under the Plan at a price equal to the lower of (a) the purchase price at which the Shares in that Series were purchased or (b) the current public offering price of such Shares;

•Repurchases under the Plan will be made on a monthly basis. Qualifying shareholders who desire to have their shares repurchased by the Company must have their requests and documentation received no less than three (3) business days prior to the Redemption Payment Date, which is the first business day of each month;

•If the Company is unable to repurchase all shares requested to be repurchased during a particular month, repurchases under the New Redemption Plan for such month will be made on a pro rata basis;

•If the Company redeems less than all of the Shares subject to a redemption request, with respect to any unredeemed Shares, shareholders can elect at the time of the original request for redemption to either: (i) withdraw their request for redemption; or (ii) ask that the Company honor the request in the future, if any, when such redemptions can be made pursuant to the limitations of the Repurchase Plan when sufficient funds are available;

•Shareholders who hold Shares with more than one record date, redemption requests will be applied to such Shares in the order in which they were purchased, on a first in first out basis;

•Stockholders may withdraw, increase or decrease any repurchase request at any time prior to the Redemption Payment Date;

•Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the Plan, will be promptly disclosed in a supplement (or post-effective amendment if required by the Securities Act), as well as on the Company’s website and mobile application;

•There will be no established regular trading market for the Company’s shares. The Plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation on a national securities market, or in the event a secondary market for the shares develops;

•The Plan is intended to remain open indefinitely for the life of the Company unless modified, suspended or terminated by the board of directors; and

•The New Redemption Plan is open to all shareholders who have held their shares for longer than thirty (30) days.

Note 1: Organization and Nature of Operations, page F-6

2.We note your response to comment 11. Please clarify for us if you intend to provide separate financial statements and obtain separate audit opinions for the Company and for each individual Series in future periods. For reference, see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

The Company intends to provide separate financial statements and obtain separate audit opinions for the Company and for each individual Series in the future.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.